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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CYBERONICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23251P10A

(CUSIP Number)

F. Robert Merrill III
ADVANCED NEUROMODULATION SYSTEMS, INC.
6901 Preston Road
Plano, Texas 75024
(979) 309-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23251P10A			Page 2 of 7

1.	Name of Reporting Person: Advanced Neuromodulation Systems, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-1646002

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Cyberonics, Inc., a Delaware corporation (“Cyberonics”). The principal executive office of Cyberonics is 100 Cyberonics Blvd., Houston, Texas 77058.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Advanced Neuromodulation Systems, Inc., a Texas corporation (“ANS”), which designs, develops, manufactures and markets implantable systems used to manage chronic intractable pain and other disorders of the central nervous system. The address of ANS’ principal business and executive offices is 6901 Preston Road, Plano, Texas 75024.

During the last five years, ANS has not been convicted in a criminal proceeding. During the last five years, ANS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in ANS being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following information pertains to the directors and executive officers of ANS:

(a), (c) The directors and executive officers of ANS are:

(1)	Hugh M. Morrison, Chairman of the Board and Director. The principal occupation of Mr. Morrison is as president and chief executive officer of Clean Acquisition, Inc. and Pilgrim Cleaners, Inc., an owner and franchisee of dry cleaning operations in Houston and San Antonio, Texas, with a principal office located at 6723 Stella Link, Houston, Texas 77005.

(2)	Robert C. Eberhart, Ph.D., Director. The principal occupation of Mr. Eberhart is as a Professor of Surgery at the University of Texas Southwestern Medical Center in Dallas, Texas.

(3)	Michael J. Torma, M.D., Director. The principal occupation of Mr. Torma is as a principal and chief executive officer of Torma Executive Consult, LLC, a consulting firm providing high-tech wound care and hyperbaric solutions, with a principal office located at 7013 Sand Beach, Shreveport, Louisiana 71105.

(4)	Richard D. Nikolaev, Director. The principal occupation of Mr. Nikolaev is as president and chief executive officer of NIKOR Enterprises, Inc., a medical industry consulting and investment firm, with a principal office located at 11835 No. 83rd Place, Scottsdale, Arizona 85620.

(5)	Joseph E. Laptewicz, Director. The principal occupation of Mr. Laptewicz is as chairman of the board of Empi, Inc., a manufacturer and provider of non-invasive medical products for physical rehabilitation, with a principal office located at 599 Cardigan Road, St. Paul, Minnesota 55126-4099.

(6)	J. Philip McCormick, Director. The principal occupation of Mr. McCormick is as an independent investor and corporate advisor, with a principal office located at 3639 Durness Way, Houston, Texas 77025.

(7)	Christopher G. Chavez, President, Chief Executive Officer and Director. The principal occupation of Mr. Chavez is as an executive officer and director of ANS.

(8)	F. Robert Merrill III, Executive Vice President — Finance, Chief Financial Officer and Treasurer. The principal occupation of Mr. Merrill is as an executive officer of ANS.

(9)	Scott F. Drees, Executive Vice President — Sales and Marketing. The principal occupation of Mr. Drees is as an executive officer of ANS.

(10)	Kenneth G. Hawari, General Counsel, Executive Vice President — Corporate Development and Secretary. The principal occupation of Mr. Hawari is as an executive officer of ANS.

(11)	James P. Calhoun, Vice President — Human Resources. The principal occupation of Mr. Calhoun is as an executive officer of ANS.

(12)	John H. Erickson, Vice President — Research and Development. The principal occupation of Mr. Erickson is as an executive officer of ANS.

(13)	Stuart B. Johnson, Vice President — Manufacturing. The principal occupation of Mr. Johnson is as an executive officer of ANS.

(b)	The business address of each of ANS’ executive officers and directors is c/o Advanced Neuromodulation Systems, Inc., 6901 Preston Road, Plano, Texas 75024.

(d)(e)	During the last five years, no executive officer or director of ANS has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of ANS’ executive officers and directors is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

ANS acquired 3,500,000 shares of the Common Stock in open market transactions on August 12 and August 13, 2004 for an aggregate purchase price of approximately $49.68 million using working capital funds on hand. Effective February 4, 2005, ANS contributed all 3.5 million shares of the Common Stock to its wholly-owned subsidiary, SPAC Acquisition Corp., a Delaware corporation. ANS, through its wholly-owned subsidiary, SPAC Acquisition Corp., sold shares of the Common Stock in open market transactions on February 14, 15, 16, and 17, 2005. As of the close of business on February 17, 2005, neither ANS nor its wholly-owned subsidiary, SPAC Acquisition Corp., beneficially owns any shares of the Common Stock.

James P. Calhoun acquired 2,000 shares of the Common Stock in an open market transaction on August 12, 2004 for an aggregate purchase price of approximately $27,000 using personal funds. Mr. Calhoun sold 2,000 shares of the Common Stock on February 3, 2005 in an open market transaction for aggregate sale proceeds of approximately $76,000.

Richard D. Nikolaev previously owned 2,000 shares of the Common Stock and acquired an additional 2,000 shares of the Common Stock in an open market transaction on August 12, 2004 for an aggregate purchase price of approximately $27,380 using personal funds. On February 3, 2005, Mr. Nikolaev sold 3,000 shares of the Common Stock in an open market transaction for aggregate sale proceeds of approximately $117,000, and on February 11, 2005, Mr. Nikolaev sold his remaining 1,000 shares of the Common Stock in open market transactions for aggregate sale proceeds of approximately $44,333.

ITEM 4. PURPOSE OF TRANSACTION

On February 16 and 17, 2005, ANS through its wholly-owned subsidiary, SPAC Acquisition Corp., sold the remaining 2,643,000 shares of the Common Stock that it held.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the close of business on February 17, 2005, neither ANS, nor its wholly-owned subsidiary, SPAC Acquisition Corp., beneficially owns any shares of the Common Stock. ANS does not have any right to acquire any additional shares of the Common Stock.

(b)	Not applicable.

(c)	Except as set forth below, neither ANS nor any other person listed in Item 2 has engaged in any transactions in the Common Stock during the past sixty days. All of the transactions listed below were effected in open market transactions.

ANS Sales (through its wholly-owned subsidiary SPAC Acquisition Corp.):

Date	Shares	Price/Share
2/14/05	20,000	$43.51
	50,000	$40.97
	15,000	$40.865
	15,000	$40.65
	18,000	$40.50
	10,000	$40.41
	16,000	$40.405
	25,000	$40.51
	25,000	$40.48
	25,000	$40.41
	113,000	$40.16
	15,000	$40.075
SUBTOTAL	347,000

2/15/05	50,000	$40.30
	25,000	$39.73
	60,000	$39.84
	25,000	$39.83
	20,000	$39.40
	20,000	$39.17
	10,000	$39.135
	20,000	$39.00
	30,000	$38.84
	30,000	$38.84
	30,000	$38.70
	30,000	$38.72
	40,000	$38.55
	30,000	$38.50
	20,000	$38.34
	50,000	$38.32
	20,000	$38.15
SUBTOTAL	510,000

ANS Sales (through its wholly-owned subsidiary SPAC Acquisition Corp.):

Date	Shares	Price/Share
2/16/05	25,000	38.00
	75,000	38.31
	70,000	38.305
	100,000	38.57
	60,000	38.54
	80,000	38.335
	50,000	38.13
	40,000	38.175
	26,000	38.035
	25,000	38.03
	20,000	38.00
	30,000	38.06
	20,000	38.14
	64,000	38.18
	40,000	38.245
	30,000	38.145
	30,000	38.02
	20,000	38.00
	40,000	38.02
	40,000	38.105
	15,000	38.00
SUBTOTAL	900,000
2/17/05	180,000	38.00
	45,000	38.27
	25,000	38.145
	13,000	38.06
	6,000	38.00
	50,000	38.00
	50,000	38.15
	250,000	38.12
	41,000	38.315
	200,000	38.35
	240,000	38.455
	90,000	38.775
	553,000	38.80
SUBTOTAL	1,743,000
TOTAL	3,500,000

Calhoun Sales:

Date	Shares	Price/Share
2/3/05	2,000	$38.00

Nikolaev Sales:

Date	Shares	Price/Share
2/3/05	3,000	$39.00
2/11/05	700	$44.33
2/11/05	300	$44.34

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of Cyberonics.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Letter, dated September 14, 2004, from Christopher G. Chavez, President and Chief Executive Officer of Advanced Neuromodulation Systems, Inc., to Robert P. (“Skip”) Cummins, Chairman, President and Chief Executive Officer of Cyberonics, Inc. (Filed as Exhibit 99.1 to ANS’ amended statement filed on September 15, 2004, and incorporated herein by reference.)

99.2	Letter, dated September 30, 2004, from Christopher G. Chavez, President and Chief Executive Officer of Advanced Neuromodulation Systems, Inc. to Robert P. (“Skip”) Cummins, Chairman, President and Chief Executive Officer of Cyberonics, Inc. (Filed as Exhibit 99.2 to ANS’ amended statement filed on October 4, 2004, and incorporated herein by reference.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2005	ADVANCED NEUROMODULATION SYSTEMS, INC.
	By:	/s/ F. ROBERT MERRILL III
	Name:	F. Robert Merrill III
	Title:	Executive Vice President, Finance, Chief Financial Officer and Treasurer

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).